Exhibit (a)(5)(H)

11730 Plaza America Drive, Suite 700

Reston, VA 20190

News Release

IR Contact

Lawrence Delaney, Jr.

Investor Relations Advisor

714-734-5142

or

Media Contact

Joelle Shreves

Vice President, Marketing & Corporate Communications

703-707-6904

NCI, INC. ANNOUNCES EARLY TERMINATION OF HART-SCOTT-RODINO WAITING PERIOD

FOR HIG CAPITAL, LLC’S ACQUISITION OF NCI, INC.

RESTON, VA, --(BUSINESS WIRE)-- Jul. 31, 2017—NCI, Inc. (NASDAQ: NCIT) (“NCI”), a leading provider of information technology and professional services and solutions to U.S. Federal Government agencies, announced today that the U.S. Federal Trade Commission has granted early termination of the waiting period required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to the pending acquisition of NCI by private funds managed by an affiliate of H.I.G. Capital, LLC (“H.I.G.”), a leading global private equity investment firm, at a price of $20.00 per share, net to the seller in cash, without interest, and subject to deduction for any required withholding of taxes.

The early termination of the Hart-Scott-Rodino waiting period has satisfied one of the conditions to the closing of the tender offer. The closing of the tender offer remains subject to other conditions, including the tender of shares of NCI common stock representing at least a majority of the voting power of the shares of Class A and Class B common stock outstanding on a fully-diluted basis (assuming that the shares of Class B common stock will convert to Class A common stock upon consummation of the tender offer, the exercise of all options and the vesting of all restricted stock awards) and other customary conditions. The closing of the transaction is not contingent on financing. Unless the tender offer is extended, the tender offer and any withdrawal rights to which NCI’s stockholders may be entitled will expire at 12:00 midnight, New York City time, at the end of the day on Friday, August 11, 2017. Following the acceptance for payment of shares in the tender offer and completion of the transactions contemplated in the merger agreement, NCI will be an indirect wholly owned subsidiary of an affiliate of H.I.G.

Additional Information and Where to Find It

This press release is neither an offer to purchase nor a solicitation of an offer to sell any shares of NCI common stock or any other securities of NCI. Cloud Intermediate Holdings, LLC and Cloud Merger Sub, Inc., each of whom are affiliates of H.I.G. Middle Market, LLC, have filed a tender offer statement on Schedule TO (“Schedule TO”) with the SEC, and NCI has filed a solicitation/recommendation statement on Schedule 14D-9 (“Schedule 14D-9”), each with respect to the offer described in this press release. Any offers to purchase or solicitations of offers to sell will be made only pursuant to such tender offer statements. Investors and security holders are urged to read, carefully and in their entirety, both the Schedule TO and the Schedule 14D-9 regarding the offer, each as may be amended from time to time, and any other documents relating to the offer that are filed with the SEC, when they become available because they will contain important information relevant to making any decision regarding tendering shares. Such materials are available at no charge on the SEC’s website at www.sec.gov and may also be obtained by directing a request to NCI’s Investor Relations department at (703) 707-6900.

Forward-Looking Statements

This press release contains forward-looking statements related to NCI, including statements about the proposed acquisition of NCI by an affiliate of H.I.G., the satisfaction of certain closing conditions with respect to the offer, the anticipated timing of the offer and the other transactions contemplated by the merger agreement, and other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of NCI and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements. All such forward-looking statements speak only as of the date they are made, and NCI undertakes no obligation to update or revise these statements, whether as a result of new information, future events or otherwise. Factors that could cause actual results to differ materially from the forward-looking statements contained herein include, but are not limited to, potential adverse reactions or changes to business relationships resulting from the announcement of the proposed acquisition of NCI; unexpected costs, charges or expenses resulting from the proposed acquisition of NCI; litigation or adverse judgments relating to the proposed acquisition of NCI; risks relating to the consummation of the proposed acquisition of NCI, including the risk that the closing conditions to the offer or the proposed Merger will not be satisfied; any difficulties associated with requests or directions from governmental authorities resulting from their reviews of the transaction; the possibility that competing offers will be made; and any changes in general economic and/or industry-specific conditions. Additional factors that could cause actual results to differ materially from those described in the forward-looking statements are set forth in NCI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on March 31, 2017, under the heading “Item 1A—Risk Factors” and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by NCI.

Participants in Solicitation

The Company and its directors and executive officers may be deemed to be “participants” in any solicitation of NCI’s stockholders in connection with the proposed transactions contemplated by the definitive agreement. Information regarding NCI’s directors and executive officers is available in NCI’s definitive proxy statement on Schedule 14A for its 2017 Annual Meeting of Stockholders, as filed with the SEC on May 1, 2017 and in NCI’s Schedule 14D-9. Investors may obtain additional information regarding the interest of such participants by reading the Schedule TO and Schedule 14D-9.

About NCI, Inc.:

NCI is a leading provider of enterprise solutions and services to U.S. defense, intelligence, health and civilian government agencies. The company has the expertise and proven track record to solve its customers’ most important and complex mission challenges through technology and innovation. NCI’s team of highly skilled professionals focuses on delivering cost-effective solutions and services in the areas of agile development and lean software O&M cybersecurity and information assurance; engineering and logistics; big data and data analytics; IT infrastructure optimization and service management; and health and program integrity. Headquartered in Reston, Virginia, NCI has approximately 2,000 employees operating at more than 100 locations worldwide. For more information, visit www.nciinc.com or email investor@nciinc.com.

About H.I.G.:

H.I.G. is a leading global private equity and alternative assets investment firm with over $21 billion of equity capital under management. Based in Miami, and with offices in New York, Boston, Chicago, Dallas, Los Angeles, San Francisco, and Atlanta in the U.S., as well as international affiliate offices in London, Hamburg, Madrid, Milan, Paris, Bogotá, Rio de Janeiro and Mexico City, H.I.G. specializes in providing both debt and equity capital to small and mid-sized companies, utilizing a flexible and operationally focused/ value-added approach. For more information, please refer to the H.I.G. website at www.higcapital.com.